Exhibit 99.6

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors
Ballard Power Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•

our auditors’ report dated February 19, 2007 on the consolidated balance sheets of Ballard Power Systems Inc. (the “Company”) as at December 31, 2006, and the consolidated statements of operations and accumulated deficit, and cash flows for each of the years in the three-year period ended December 31, 2006.

• and our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated February 19, 2007;

each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

We also consent to the incorporation by reference of such report in the Registration Statements (Nos. 333-104193, 333-102364, 333-99077, 333-98009, 333-97561, 333-97559, 333-89414, 333-89088, 333-89064, 333-108775, 333-117771) on Form S-8 of Ballard Power Systems Inc.

Chartered Accountants

Vancouver, Canada
February 19, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.